UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Change in Ownership of a Significant Shareholder

Please be advised of an increase in the number of common shares owned by the largest shareholder of KT Corporation (the “Company”), based on closing of the Company’s registry of shareholders as of December 31, 2004. The increase is as follows:

Shareholder	Shares owned as of 6/30/2004	Shares purchased in 2004, net	Shares owned as of 12/31/2004	Percent of outstanding shares
National Pension Corporation	8,525,528	2,129,110	10,654,638	3.74%
KT Corporation (treasury shares)	74,090,460	- 312	74,090,418	26.01%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 24, 2005

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director